K9 3/21

06004857

AB 3/17/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING FEB 28 2006 WASH, D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBG FINANCIAL & INSURANCE SERVICES CORP. DBA TBG FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, 37th FLOOR
(No. and Street)

LOS ANGELES, (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEANNA B. MCMAHON (310) 203-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE (Address) LOS ANGELES, (City) CALIFORNIA (State) 90071 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/26/06

OATH OR AFFIRMATION

I, DEANNA B. MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBG FINANCIAL & INSURANCE SERVICES CORP., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deanna B. McMahon
Signature

Executive Vice President
Title

SEE ATTACHMENT
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of LOS ANGELES } ss.

On FEBRUARY 17, 2006 (Date) before me, BENJAMIN P. LLAMAS (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared DEANNA B. McMAHON (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that by ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

BENJAMIN P. LLAMAS
Commission # 1469151
Notary Public - California
Los Angeles County
My Comm. Expires Feb 8, 2008

WITNESS my hand and official seal.

Benjamin P. Llamas
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

Document Date: FEBRUARY 17, 2006 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: DEANNA B. McMAHON

☐ Individual
☒ Corporate Officer — Title(s): EXECUTIVE VICE PRESIDENT
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: TBG FINANCIAL INSURANCE SERVICES

RIGHT THUMBPRINT OF SIGNER
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KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
TBG Financial & Insurance Services Corp.:

We have audited the accompanying statement of financial condition of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) (the Company) as of December 31, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBG Financial & Insurance Services Corp. dba TBG Financial as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2006

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Financial Condition

December 31, 2005

Assets

Assets:		
Cash and cash equivalents	$	2,283,792
Commissions receivable		193,187
Prepaid taxes		12,491
Prepaid other		50,740
Deferred taxes		159,623
Receivable from Parent (see note 3, related party transactions)		7,925,699
Total assets	$	10,625,532

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable	$	101,644
Commissions payable (see note 3, related party transactions)		76,226
Taxes payable		73,673
Commission chargebacks reserve		150,000
Total liabilities		401,543
Shareholder's equity:		
Common stock at $1 par value. Authorized 100,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		1,001,508
Retained earnings		9,221,481
Total shareholder's equity		10,223,989
Total liabilities and shareholder's equity	$	10,625,532

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Operations

Year ended December 31, 2005

Revenue:		
Commissions (see note 3, related party transactions)	$	37,233,097
Less allowance for commission chargebacks		—
Net commissions		37,233,097
Interest income		10,252
Total revenue		37,243,349
Expenses:		
Commissions (see note 3, related party transactions)		18,399,257
Employee-related expenses		7,593,669
Office expense		4,152,175
Selling expense		1,016,859
Other operating expenses		177,555
Total expenses		31,339,515
Income before provision for income taxes		5,903,834
Provision for income taxes		2,319,199
Net income	$	3,584,635

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
December 31, 2004	$	1,000	1,001,508	5,636,846	6,639,354
Net income		—	—	3,584,635	3,584,635
December 31, 2005	$	1,000	1,001,508	9,221,481	10,223,989

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	3,584,635
Increase (decrease) in operating assets:		
Commissions receivable		284,233
Prepaid taxes		(11,081)
Prepaid other		535
Deferred taxes		(17,033)
Receivable from Parent		(3,203,363)
Increase (decrease) in operating liabilities:		
Accounts payable		101,644
Commissions payable		(665,687)
Income taxes payable		38,258
Net cash provided by operating activities		112,141
Net increase in cash and cash equivalents		112,141
Cash and cash equivalents, beginning of year		2,171,651
Cash and cash equivalents, end of year	$	2,283,792
Supplemental disclosures of cash flow information:		
Cash paid during the year ended December 31, 2005 for income taxes	$	50,606

See accompanying notes to financial statements.

(1) Description of the Company and Summary of Significant Accounting Policies

(a) Description of Business Activity

TBG Financial & Insurance Services Corp. dba TBG Financial (the Company) specializes in selling variable life insurance contracts to corporations, corporate executives, and individuals located in the United States of America, all customers of TBG Insurance Services Corporation (the Parent). The Company's stock is wholly owned by the Parent.

Nationwide Financial Services, Inc. (Nationwide Financial), the parent of Nationwide Insurance (Nationwide Insurance), owns 64.6% of outstanding shares of the Parent.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash in banks and short-term investments, which consist of money market accounts with original maturities of 90 days or less.

The Company places its temporary cash investments with a high credit quality financial institution located in Southern California. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(c) Revenue Recognition

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums are paid to the insurance carriers. While commission revenue is subject to chargeback, the Company's experience has been that less than 1% of commission revenue recognized has been subject to such chargeback provisions. The Company currently maintains a chargeback allowance based on historical chargebacks.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from these estimates.

(2) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus any deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

The Company files its federal and certain state tax returns on a consolidated or combined basis with its Parent and other subsidiaries of the Parent. For financial statement purposes, the Company's income tax provision is calculated separately from its Parent.

As of December 31, 2005, the Company had tax-related amounts payable to the Parent of $1,571,783, which have been offset against amounts due from the Parent in the accompanying financial statements.

The Company's provision for income taxes is summarized as follows:

Current	$	2,336,232
Deferred		(17,033)
Total	$	2,319,199

The tax effect of the temporary differences that give rise to the Company's deferred income tax assets are primarily the treatment of state franchise taxes and the chargeback reserves.

The total income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% for the following reasons:

Expected tax expense	$	2,007,304
State income taxes		311,895
Total income tax expense	$	2,319,199

(3) Related Party Transactions

(a) Expense Allocation

The Company's Parent incurs certain expenses on behalf of the Company and provides administrative and marketing services for the Company. The Parent allocates these expenses to the Company based on various cost drivers. During 2005, the Company was allocated $7,593,669 for employee expenses, $4,152,175 for office expenses, and $1,016,859 for selling expenses. At December 31, 2005, the Company had a $7,925,699 receivable from Parent as the result of payments to the Parent in excess of the expenses allocated to the Company from the Parent.

(b) Other Related Parties

The Company received approximately $15,998,000 in commissions from Nationwide Insurance in 2005. Additionally, during 2005, the Company paid commissions in the amount of $9,403,137 to six registered representatives who are also officers of the Parent.

(Continued)

(4) Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 12-to-1. In addition, the rules of various regulatory agencies provide that equity capital may not be withdrawn or cash dividends paid if the regulatory net capital ratio would exceed 10-to-1. At December 31, 2005, the Company's net capital for regulatory purposes of $2,075,436 exceeded the net capital requirement of $26,770 by $2,048,666, and the Company's ratio of aggregate indebtedness to net capital was .1935-to-1.

The Company is exempt from Rule 15c3-3 under paragraph (k)(1) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

In October 2003, the NASD issued notice to Members 03-63 (NTM 03-63), which outlines the SEC guidance on the recording expenses and liabilities by broker/dealers. On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker/dealer and required the broker/dealer to either record the expenses borne by the affiliate or to adjust the broker/dealer's net capital to reflect these expenses. The Company's Parent allocates expenses to the Company that were incurred on behalf of the Company. See note 3.

(5) Chargebacks

When insurance polices sold by the Company are canceled or rewritten during the policy refund period, the Company may incur a charge from the underwriter for refunds paid to the customer. During the year ended December 31, 2005, the Company incurred approximately $421,393 of chargebacks, which were charged against current revenue. The registered representatives who sold the policies and received a commission from the sale are charged back by the Company for their portion of the commission on the chargebacks. During the year ended December 31, 2005, the Company charged registered representatives approximately $10,024 for commissions on chargebacks. As of December 31, 2005, the Company maintained a chargeback allowance, based on historical chargebacks, of $150,000.

(6) Significant Unrelated Insurance Providers

During 2005, approximately 36% of the Company's revenues were received from two unrelated insurance providers.

Schedule

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2005

Shareholder's equity, December 31, 2005	$	10,223,989
Less nonallowable assets:		
Prepaid taxes		(12,491)
Prepaid other		(50,740)
Deferred taxes		(159,623)
Receivable from Parent		(7,925,699)
Net capital	$	2,075,436
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	26,770
Excess net capital		2,048,666
Excess net capital at 1,000%		1,629,010
Aggregate indebtedness		401,543
Ratio of aggregate indebtedness to net capital		0.1935

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, filed with the NASD, on January 25, 2006, is not required as no material differences exist.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
TBG Financial & Insurance Services Corp.:

In planning and performing our audit of the financial statements and supplemental schedule of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2006